Darin Smith Lead Director and Associate General Counsel (319) 573-2676
1290 Avenue of the Americas New York, NY 10104	LAW DEPARTMENT

November 8, 2018

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

Post-Effective Amendment No. 1 to Registration Statement on Form S-3

File No. 333-223714

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filing for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

Adding -20 and -30 Buffers Section

1.	Please modify the chart to reflect the available Segments for Structured Capital Strategies® PLUS and Structured Capital Strategies® PLUS GuardSM respectively.

Response: The supplement has been revised to clarify that the -20% and -30% buffers are only being added to Structured Capital Strategies® PLUS.

Adding Step Up Segments Section

2.	Please clarify that Step Up Segments are also available when 1-year Standard Segments are available.

Response: The disclosure has been revised as requested.

3.	Please delete “Step Up” from the Index column of the chart.

Response: The disclosure has been revised as requested.

4.	Please add disclosure to the example stating what happens if the Index performance is greater than -10%.

Response: The disclosure has been revised as requested.

5.	Please delete the word “applicable” from the Risk Factors bullet.

Response: The disclosure has been revised as requested.

6.	Consider adding a 0% example.

Response: The disclosure has been revised to add a 0% example.

Discontinuing Performance Cap Threshold Section

7.	Explain supplementally the Company’s contractual ability to discontinue the Performance Cap Threshold option.

Response: The Performance Cap Threshold option is not in the contract.

8.	Please add to the Notice of Maturing Segments that the Performance Cap Thresholds are available on the website.

Response: The Company will add language to that effect to the standalone Notice of Maturing Segments at the next form update.

9.	Please delete the word “generally” in the second paragraph of this section.

Response: The disclosure has been revised as requested.

Part C

10.	Please make sure all necessary Exhibits are included in the filing.

Response: Part C has been revised and the filing will include all necessary Exhibits.

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith

Darin Smith

2

AXA Equitable Life Insurance Company

Supplement dated November 15, 2018 to the Current Prospectus for Structured Capital Strategies® PLUS and Structured Capital Strategies® PLUS GuardSM

This Supplement modifies certain information in the above-referenced Prospectus (the “Prospectus”) offered by AXA Equitable Life Insurance Company (“AXA Equitable”). You should read this Supplement in conjunction with your Prospectus and retain it for future reference. This Supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center at 877-899-3743.

The purpose of this Supplement is to provide you with information regarding (1) adding a -20% and -30% buffer to the iShares® MSCI EAFE ETF for Standard Segments (for Structured Capital Strategies® PLUS only), (2) adding Step Up Segments and (3) the discontinuation of the Performance Cap Threshold option.

(1)	Adding -20% and -30% buffer to the iShares® MSCI EAFE ETF for Standard Segments (for Structured Capital Strategies® PLUS only):

The -20% and -30% buffers are being added to the iShares® MSCI EAFE ETF creating two new Standard Segments Types:

•	iShares® MSCI EAFE ETF/6 year/-20% buffer and

•	iShares® MSCI EAFE ETF/6 year/-30% buffer.

The following chart lists the current Standard Segment Types:

Index	Segment Duration	Segment Buffer
S&P 500 Price Return Index	6 year 1 year*	-10%; -20%; -30% -10%
Russell 2000® Price Return Index	6 year 1 year*	-10%; -20%; -30% -10%
iShares® MSCI EAFE ETF	6 year	-10%; -20%; -30%

*

Standard Segments with a 1 year Segment Duration have limited availability (see “Segment Participation Requirements” later in this section for more information) and are only available with the -10% buffer.

(2)	Adding Step Up Segments:

We are adding a new type of Segment — Step Up Segments. A Step Up Segment is any Segment belonging to a Segment Type whose name includes “Step Up”.

The following chart lists the current Step Up Segment Types:

Index	Segment Duration	Segment Buffer
S&P 500 Price Return Index	1 year	-10%
Russell 2000® Price Return Index	1 year	-10%

Step Up Segment example: For the S&P 500 Price Return Index/1 year Step Up/-10% Segment Type, a Segment could be established as S&P 500 Price Return Index Step Up/1 year/-10% with an 8% Performance Cap Rate and the Return of Premium Death benefit is not elected. This means that you will participate in the performance of the S&P 500 Price Return Index for one year starting from the Segment Start Date. If the Index performs positively or flat (≥ 0% return) during this period, your Segment Rate of Return would be 8% for that Segment Duration. If the Index performs negatively during this period, at maturity you will be protected from the first 10% of the Index’s decline. This means that if the Index performs negatively up to -10%, your Segment Maturity Value on the Segment Maturity Date will be equal to your Segment Investment. If the Index performs negatively greater than -10%, your Segment Maturity Value on the Segment Maturity Date will be equal the Segment Investment minus the percentage loss in the Index which exceeds the Segment Buffer.

The minimum Performance Cap Rate for 1 year Step Up Segments is 2%. The Performance Cap Rate for Step Up Segments is the Segment Rate of Return if the Index Performance Rate for that Segment is greater than or equal to zero (see below). Step Up Segments will generally have lower Performance Cap Rates than Standard Segments with the same Index, Segment Duration and Segment Buffer. The Performance Cap Rate is not an annual rate of return.

The Segment Rate of Return is calculated differently for Step Up Segments. For Step Up Segments, the Segment Rate of Return is equal to:

•

the Performance Cap Rate if the Index Performance Rate (the percentage change in the value of the related Index from the Segment Start Date to the Segment Maturity Date) is greater than or equal to zero or

•	the Index Performance Rate if the Index Performance Rate is negative, subject to the Segment Buffer,

minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected, as follows:

If the Index Performance Rate:	Your Segment Rate of Return will be:
is greater than or equal to zero	equal to the Performance Cap Rate minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected
is negative by a percentage equal to or less than the Segment Buffer	equal to 0% minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected
is negative by a percentage greater than the Segment Buffer	negative, equal to the extent of the percentage exceeding the Segment Buffer minus the Return of Premium Death Benefit charge if the Return of Premium Death Benefit is elected

These values are based on the value of the relevant Index on the Segment Start Date and the Segment Maturity Date. Any fluctuations in the value of the Index between those dates is ignored in calculating the Segment Rate of Return.

Risk Factors unique to Step Up Segments

•

There is a risk of a substantial loss of your principal because you agree to absorb all losses from the portion of any negative Index Performance Rate that exceeds the Segment Buffer on the Segment Maturity Date. For Step Up Segments, the -10% Segment Buffer protects your Segment Investment against the first 10% of loss. If the Index Performance Rate declines by more than the Segment Buffer, you will lose an amount equal to 1% of your Segment Investment for every 1% that the Index Performance Rate declines below the Segment Buffer. This means that you could lose up to 90% of your principal with a -10% Segment Buffer. Each time you roll over your Segment Maturity Value into a new Step Up Segment you are subject to the same risk of loss as described above.

•

For Step Up Segments, the Performance Cap Rate may limit your participation in any increases in the underlying Index associated with a Segment. Our minimum Performance Cap Rate for Step Up Segments is 2%. We will not open a Segment with a Performance Cap Rate below the minimum Performance Cap Rate.

•

For Step Up Segments, your Segment Rate of Return is equal to its Performance Cap Rate if the Index Performance Rate for that Segment is greater than or equal to zero, which could cause your Segment Rate of Return to be lower than it would otherwise be if you invested in a mutual fund or exchange traded fund designed to track the performance of the applicable Index.

•	Step Up Segments will tend to have a lower Performance Cap Rate than Standard Segments with the same Index, Segment Duration and Segment Buffer.

•	For Step Up Segments, your Segment Maturity Value is not affected by the price of the Index on any date between the Segment Start Date and the Segment Maturity Date.

Step Up Segment Examples

Assume that you invest $1,000 in an S&P 500 Price Return Index Step Up, 1-year Segment with a -10% Segment Buffer, we set the Performance Cap Rate for that Segment at 8%, you make no withdrawal from the Segment and you did not elect the Return of Premium Death Benefit.

If the S&P 500 Price Return Index is 10% higher on the Segment Maturity Date than on the Segment Start Date, you will receive an 8% Segment Rate of Return, and your Segment Maturity Value would be $1,080. We reach that amount as follows:

•	The Index Performance Rate (10%) is greater than or equal to zero, so the Segment Rate of Return (8%) is equal to the Performance Cap Rate.

•	The Segment Return Amount ($80) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (8%).

•	The Segment Maturity Value ($1,080) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($80).

If the S&P 500 Price Return Index is 3% higher on the Segment Maturity Date, you will receive an 8% Segment Rate of Return, and your Segment Maturity Value would be $1,080. We reach that amount as follows:

•	The Index Performance Rate (3%) is greater than or equal to zero, so the Segment Rate of Return (8%) is equal to the Performance Cap Rate.

•	The Segment Return Amount ($80) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (8%).

•	The Segment Maturity Value ($1,080) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($80).

If the S&P 500 Price Return Index is flat (0% return) on the Segment Maturity Date, you will receive an 8% Segment Rate of Return, and your Segment Maturity Value would be $1,080. We reach that amount as follows:

•	The Index Performance Rate (0%) is greater than or equal to zero, so the Segment Rate of Return (8%) is equal to the Performance Cap Rate.

•	The Segment Return Amount ($80) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (8%).

•	The Segment Maturity Value ($1,080) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($80).

If the S&P 500 Price Return Index is 5% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a 0% Segment Rate of Return, and your Segment Maturity Value would be $1,000. We reach that amount as follows:

•	The Index Performance Rate is -5% and the Segment Buffer absorbs the first 10% of negative performance, so the Segment Rate of Return is 0%.

•	The Segment Return Amount ($0) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (0%).

•	The Segment Maturity Value ($1,000) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($0).

If the S&P 500 Price Return Index is 15% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a -5% Segment Rate of Return, and your Segment Maturity Value would be $950. We reach that amount as follows:

•	The Index Performance Rate is -15% and the Segment Buffer absorbs the first 10% of negative performance, so the Segment Rate of Return is -5%.

•	The Segment Return Amount (-$50) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (-5%).

•	The Segment Maturity Value ($950) is equal to the Segment Investment ($1,000) plus the Segment Return Amount (-$50).

Assume that you invest $1,000 in an S&P 500 Price Return Index Step Up, 1-year Segment with a -10% Segment Buffer, we set the Performance Cap Rate for that Segment at 8%, you make no withdrawal from the Segment and you did elect the Return of Premium Death Benefit.

If the S&P 500 Price Return Index is 10% higher on the Segment Maturity Date than on the Segment Start Date, you will receive a 7.8% Segment Rate of Return, and your Segment Maturity Value would be $1,078. We reach that amount as follows:

•

The Index Performance Rate (10%) is greater than or equal to zero, so the Segment Rate of Return (7.8%) is equal to the Performance Cap Rate (8%) minus the Return of Premium Death Benefit charge (0.20%).

•	The Segment Return Amount ($78) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (7.8%).

•	The Segment Maturity Value ($1,078) is equal to the Segment Investment ($1,000) plus the Segment Return Amount ($78).

If the S&P 500 Price Return Index is 15% lower on the Segment Maturity Date than on the Segment Start Date, then you will receive a -5.2% Segment Rate of Return, and your Segment Maturity Value would be $948. We reach that amount as follows:

•

The Index Performance Rate is -15% and the Segment Buffer absorbs the first 10% of negative performance, so the Segment Rate of Return (-5.2%) is equal to -5% minus the Return of Premium Death Benefit charge (0.20%).

•	The Segment Return Amount (-$52) is equal to the Segment Investment ($1,000) multiplied by the Segment Rate of Return (-5.2%).

•	The Segment Maturity Value ($948) is equal to the Segment Investment ($1,000) plus the Segment Return Amount (-$52).

Step Up Segments are available if you are younger than 97 years old and, therefore, are also available when 1-year Standard Segments are available.

(3)	Discontinuation of Performance Cap Threshold:

Effective February 19, 2019, you will no longer be able to set a new Performance Cap Threshold, nor will you be able to renew an existing Performance Cap Threshold. Any existing Performance Cap Threshold will remain in effect until its PCT expiry date. Thereafter, the “Performance Cap Threshold being met” will no longer be a Segment participation requirement.

Performance Cap Rates are now announced at least two weeks before the Segment Start Date and can be found at www.axa.com/scsplus.

Please also note the following changes to the Prospectus:

1.	The following hereby amends the corresponding sections in “Incorporation of certain documents by reference”:

Our Annual Report on Form 10-K for the period ended December 31, 2017, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2018, June 30, 2018 and September 30, 2018, and our current reports on Form 8-K dated April 11, 2018 are considered to be part of this Prospectus because they are incorporated by reference.

2.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Overview of the Purposes and Impacts of the Calculation — Fair Value of Hypothetical Derivatives”:

For Step Up Segments, we use a hypothetical put and binary call option to estimate the market value, at the time the Segment Interim Value is calculated, of the risk of loss and the possibility of gain at the end of the Segment. This calculation reflects the downside protection that would be provided at maturity by the Segment Buffer as well as the potential upside payout at maturity equal to the Performance Cap Rate.

3.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Overview of the Purposes and Impacts of the Calculation — Fair Value of Hypothetical Derivatives”:

At the time the Segment Interim Value is determined, the Fair Value of Hypothetical Derivatives for Step Up Segments is calculated using two different hypothetical options. These hypothetical options are designated for each Step Up Segment and are described in more detail later in this Appendix.

At-the-Money Binary Call Option (strike price equals the index value at Segment inception). For Step Up Segments, the potential gain is estimated using the value of this hypothetical option.

Out-of-the-Money Put Option (strike price equals the index decreased by the Segment Buffer). The risk of loss is estimated using the value of this hypothetical option.

•

It is important to note that this put option value will almost always reduce the principal you receive, even where the Index is higher at the time of the withdrawal than at the time of the original investment. This is because the risk that the Index could have been lower at the end of a Segment is present to some extent whether or not the Index has increased at the earlier point in time that the Segment Interim Value is calculated.

4.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — Fair Value of Hypothetical Derivatives”:

For each Step Up Segment, we designate and value two hypothetical options, each of which is tied to the performance of the Index underlying the Segment in which you are invested. For Step Up Segments, these are: (1) the At-the-Money Binary Call Option and (2) the Out-of-the-Money Put Option. At Segment Maturity, the binary call option is designed to provide gains equal to the Performance Cap Rate while the put option is designed to value the loss below the buffer.

5.	The following hereby supplements the information in “Appendix III: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — Fair Value of Hypothetical Derivatives”:

(1)

At-the-Money Binary Call Option: This is an option to receive the Performance Cap Rate on the scheduled Segment Maturity Date, if the index price is at or higher than the index price on the Segment Start Date. At any time during the Segment Duration, the fair value of the At-the-Money Binary Call Option represents the market value of the potential to receive the Performance Cap Rate on the Segment Maturity Date, multiplied by the Segment Investment.

(2)

Out-of-the-Money Put Option: This is an option to sell a position in the relevant Index equal to the Segment Investment on the scheduled Segment Maturity Date, at the price of the Index on the Segment Start Date decreased by a percentage equal to the Segment Buffer. At any time during the Segment Duration, the fair value of the Out-of-the-Money Put Option represents the market value of the potential to receive an amount equal to the excess of the negative return of the Index between the Segment Start Date and the Segment Maturity Date beyond the Segment Buffer, multiplied by the Segment Investment. The value of this option reduces the Interim Segment Value, as it reflects losses that may be incurred in excess of the Segment Buffer at Segment Maturity.

For Step Up Segments, the Fair Value of Derivatives is equal to (1) minus (2), as defined above.

6.

The following hereby supplements, and to the extent inconsistent amends, the information in “Appendix III: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — (A)(2) Fair Value of Hypothetical Derivatives”:

We determine the fair value of each of the applicable designated hypothetical options for a Standard Segment or a Step Up Segment using a market standard model for valuing a European option on the Index, assuming a continuous dividend yield or net convenience value, with inputs that are consistent with market prices that reflect the estimated cost of exiting the hypothetical Derivatives prior to Segment Maturity (e.g., the estimated ask price).

7.

The following hereby supplements, and to the extent it is inconsistent amends, the information in “Appendix III: Segment Interim Value — Detailed Descriptions of Specific Inputs to the Calculation — (B) Pro Rata Share of Performance Cap Rate”:

In setting the Performance Cap Rate, we assume that you are going to hold the Segment for the entire Segment Duration. If you hold a Segment until its Segment Maturity Date, the Segment Return will be calculated subject to the Performance Cap Rate. For Standard Segments and Step Up Segments, prior to the Segment Maturity Date, your Segment Interim Value will be limited by the portion of the Performance Cap Rate corresponding to the portion of the Segment Duration that has elapsed. For example, if the Performance Cap Rate for a one-year Standard Segment is 10%, then at the end of 146 days, the Pro Rata Share of the Performance Cap Rate would be 4%, because 10% x 146/365 = 4%; as a result, the Segment Interim Value at the end of the 146 days could not exceed 104% of the Segment Investment. Likewise, if the Performance Cap Rate for a 6-year Standard Segment is 40%, then at the end of 1096 days, the Pro Rata Share of the Performance Cap Rate would be 20%, because 40% x 1096/2192 = 20%; as a result, the Segment Interim Value and the end of 1096 days could not exceed 120% of the Segment Investment. For Annual Lock Segments, prior to the Segment Maturity Date, your Segment Interim Value will be limited by the portion of the Performance Cap Rate corresponding to the portion of the current Annual Lock Period that has elapsed. For example, if the Performance Cap Rate for a 6-year Annual Lock Segment is 10%, then at the end of 73 days in the third Annual Lock Period, the Pro Rata Share of the Performance Cap Rate would be 2%, because 10% x 73/365 = 2%; as a result, the Interim Value at the end of the 73 days in the third Annual Lock Period could not exceed 102% of the third Annual Lock Anniversary Starting Amount.

8.	The following hereby supplements the information in “Appendix III: Segment Interim Value — EXAMPLES”:

Example: Segment Interim Value — Step Up Segments

Item	1-Year Segment	1-Year Segment
Segment Duration (in months)	12	12
Valuation Date (months since Segment Start Date)	3	9
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-10%
Performance Cap Rate	6%	6%
Time to Maturity (in months)	9	3

Assuming the change in the Index Value is 10% (for example from 100.00 to 110.00)
Fair Value of Hypothetical Fixed Instrument	$989.66	$997.28
Fair Value of Hypothetical Derivatives	$30.66	$47.80
Cap Calculation Factor	$15.00	$5.00
Sum of above	$1,035.31	$1,050.08
Segment Investment multiplied by prorated Performance Cap Rate	$1,015.00	$1,045.00
Segment Interim Value	$1,015.00	$1,045.00

Assuming the change in the Index Value is -10% (for example from 100.00 to 90.00)
Fair Value of Hypothetical Fixed Instrument	$989.66	$997.28
Fair Value of Hypothetical Derivatives	-$48.39	-$28.90
Cap Calculation Factor	$15.00	$5.00
Sum of above	$956.27	$973.39
Segment Investment multiplied by prorated Performance Cap Rate	$1,015.00	$1,045.00
Segment Interim Value	$956.27	$973.39

The input values to the market standard model that have been utilized to generate the hypothetical examples above are as follows:

(1)	Implied volatility of 19.1% is assumed.

(2)	Investment rate corresponding to remainder of Segment term is 1.39% (9 months to maturity) and 1.09% (3 months to maturity).

(3)	Swap rate corresponding to remainder of Segment term is assumed 0.99% (9 months to maturity) and 0.69% (3 months to maturity).

(4)	Index dividend yield is 1.95% annually.

(5)	One-half estimated Bid-Ask Spread of 0.30 bps.

Examples: Effect of Withdrawals on Segment Interim Value — Step Up Segments

Item	1-Year Segment	1-Year Segment
Segment Duration (in months)	12	12
Valuation Date (Months since Segment Start Date)	3	9
Segment Investment	$1,000	$1,000
Segment Buffer	-10%	-10%
Performance Cap Rate	6%	6%
Time to Maturity (in months)	9	3
Amount Withdrawn[1]	$100	$100

Assuming the change in the Index Value is 10% (for example from 100.00 to 110.00)
Segment Interim Value[2]	$1,045.00	$1,015.00
Percent Withdrawn[3]	9.57%	9.85%
New Segment Investment[4]	$904.31	$901.48
New Segment Interim Value[5]	$945.00	$915.00

Assuming the change in the Index Value is -10% (for example from 100.00 to 90.00)
Segment Interim Value[2]	$973.39	$956.27
Percent Withdrawn[3]	10.27%	10.46%
New Segment Investment[4]	$897.27	$895.43
New Segment Interim Value[5]	$873.39	$856.27

(1)	Amount withdrawn is net of applicable withdrawal charge.
(2)	Segment Interim Value immediately before withdrawal.
(3)	Percent Withdrawn is equal to Amount Withdrawn divided by Segment Interim Value.
(4)	New Segment Investment is equal to the original Segment Investment ($1,000) multiplied by (1 — Percent Withdrawn).
(5)

New Segment Interim Value is equal to the calculated Segment Interim Value based on the new Segment Investment. It will also be equal to the Segment Interim Value multiplied by (1 — Percent Withdrawn).

Copyright 2018 AXA Equitable Life Insurance Company. All rights reserved.

AXA Equitable variable annuities are distributed by its affiliates,

AXA Advisors, LLC and AXA Distributors, LLC,

1290 Avenue of the Americas, New York, NY 10104.

AXA Equitable Life Insurance Company

1290 Avenue of the Americas, New York, NY 10104

212-554-1234